SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 14D-9

(Amendment No. 6)

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the
Securities Exchange Act of 1934

ITEX Corporation
(Name of Subject Company)

ITEX Corporation
(Name of Person Filing Statement)

Common Stock, $0.01 Par Value
(Title of Class of Securities)

465647204
(CUSIP Number of Class of Securities)

Steven White
Chairman of the Board and
Chief Executive Officer
ITEX Corporation
3326 160th Avenue SE, Suite 100
Bellevue, WA 98008
(425) 463-4000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

With copies to:

Stephen Tollefsen Tollefsen Business Law P.C. 2707 Colby Ave., Ste. 1116 Everett, WA 98201 (425) 353-8883

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment

     The purpose of this amendment is to amend and supplement the information contained in Items 2 and 3 and add additional exhibits to Item 9 of the Solicitation/ Recommendation Statement on Schedule 14D-9 previously filed by ITEX Corporation on January 11, 2008 and subsequently amended (collectively, the “Statement”).

Item 2.	Identity and Background of Filing Person

The second paragraph of Item 2 which appears on page 2 of the Statement as originally filed, is hereby amended to read in its entirety as follows (new text is underlined):

This Statement relates to an offer (the “Offer”) by Western Sizzlin Corporation, a Delaware corporation (“Western Sizzlin”), that is disclosed in the Tender Offer Statement on Schedule TO of Western Sizzlin, initially filed with the Securities and Exchange Commission (the “SEC”) on December 27, 2007 and subsequently amended (collectively, together with the exhibits thereto, the “Schedule TO”). The terms and conditions upon which the Offer is made are set forth in Western Sizzlin’s preliminary prospectus and offer to exchange (the “Prospectus”), which is contained in the Registration Statement on Form S-4 filed by Western Sizzlin with the SEC on December 27, 2007 and subsequently amended (the “Registration Statement”), and in the letter of transmittal filed as an exhibit to the Registration Statement.

The information contained in Item 2 is hereby amended and supplemented by the addition of the following new paragraphs:

On March 13, 2008, Western Sizzlin amended the Offer.  The Schedule TO and Prospectus now relate to the Offer by Western Sizzlin to acquire up to a maximum of 2,700,000 ITEX Shares rather than all of the outstanding shares of ITEX common stock. The Offer is made at the same exchange ratio of one ITEX Share for .06623 shares of Western Sizzlin Common Stock, upon the terms and subject to the conditions described in the Prospectus and the related revised letter of transmittal.

The Prospectus indicates that the Offer is for investment purposes, rather than as the first step in a plan to acquire all outstanding ITEX Shares and to seek to have ITEX consummate a second-step merger with a wholly-owned subsidiary of Western Sizzlin. Western Sizzlin intends, following the completion of the Offer, to evaluate its investment in ITEX common stock on a continual basis and has indicated it may, from time to time, communicate with ITEX management, members of ITEX’s board of directors and other stockholders of ITEX.

According to the Prospectus, Western Sizzlin’s obligation to exchange shares of Western Sizzlin Common Stock for ITEX Shares pursuant to the Offer is subject to certain conditions, including the following:

™
the “registration statement condition”—the registration statement of which the Prospectus is a part shall have become effective under the Securities Act of 1933, as amended (the “Securities Act”), no stop order suspending the effectiveness of the registration statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC, and Western Sizzlin shall have received all necessary state securities law or “blue sky” authorizations.

™
the “listing condition”—Western Sizzlin’s common stock shall have been approved for listing on the Nasdaq Capital Market or other national securities exchange reasonably acceptable to Western Sizzlin, and the shares of Western Sizzlin Common Stock to be issued pursuant to the Offer shall have been authorized for listing on such national securities exchange, subject to official notice of issuance.  Western Sizzlin’s common stock was approved for listing on the Nasdaq Capital Market and commenced trading on Nasdaq on February 25, 2008.

According to the Prospectus, the satisfaction or existence of any of the conditions to the Offer, including those set forth above, will be determined by Western Sizzlin in its reasonable discretion. Any and all conditions to the Offer, including those set forth above, may be waived (to the extent legally permissible) by Western Sizzlin in its reasonable discretion.

According to the Prospectus, as a result of its amended offer Western Sizzlin has eliminated the following conditions to the Offer, and the Offer is no longer subject to the satisfaction of these conditions:

™
the “minimum tender condition”—there shall have been validly tendered and not properly withdrawn prior to the expiration of the Offer, that number of ITEX Shares representing, together with the shares owned by Western Sizzlin and its affiliates, at least 60% of the total voting power of all of the outstanding securities of ITEX entitled to vote generally in the election of directors or in a merger, calculated on a fully diluted basis immediately prior to the expiration date of the Offer;

™
the “control share condition”— Western Sizzlin must be satisfied, in its reasonable discretion, that the provisions of Section 78.378, et seq. of the Nevada Revised Statutes, referred to in the Prospectus as the “Nevada Control Share Statute,” do not and will not apply to the ITEX Shares to be acquired pursuant to the Offer or are invalid or the shareholders of ITEX must have approved full voting rights for all of the ITEX Shares to be acquired by Western Sizzlin pursuant to the Offer under the Nevada Control Share Statute;

™
the “business combination condition”—Western Sizzlin must be satisfied, in its reasonable discretion, that, after consummation of the Offer, Section 78.411, et seq. of the Nevada Revised Statutes (“Nevada Business Combination Statute”) will not prohibit or restrict for any period of time the merger or any other business combination involving ITEX and Western Sizzlin or an affiliate or associate of Western Sizzlin;

™	the “antitrust condition”—any waiting periods under applicable antitrust laws shall have expired or terminated;

™
 the “ITEX debt condition”—Western Sizzlin shall have received all consents, waivers and approvals required under the terms of ITEX’s indebtedness in order for Western Sizzlin to consummate the Offer; and

™
 the “stockholder approval condition”—Western Sizzlin’s stockholders shall have approved, as and to the extent required by the rules of any national securities exchange on which the Western common stock is listed, the issuance of shares of Western Sizzlin Common Stock pursuant to the Offer.

Item 4.	The Solicitation or Recommendation

The section entitled “Background of the Offer” is hereby amended and supplemented by the addition of the following new paragraphs:

On February 7, 2008, Western Sizzlin requested the consent of ITEX’s independent public accounting firm for use in its Registration Statement. On February 7, 2008, ITEX, through its counsel, declined to furnish to Western this consent, indicating its understanding that Western Sizzlin would be able to request a waiver from the requirement to furnish a consent pursuant to Rule 437 under the Securities Act.

On February 20, 2008, Western Sizzlin submitted to the SEC a request for a waiver of the requirement to include the consent of ITEX’s independent public accounting firm in its Registration Statement.  On February 22, 2008, subject to specified conditions, the SEC granted Western Sizzlin’s waiver request.

On February 29, 2008, Western Sizzlin issued a press release announcing the extension of the expiration date of the Offer until 5:00 p.m., New York time, on March 26, 2008. In the same release, Western Sizzlin stated that ITEX shareholders had agreed to tender approximately 900,174 shares pursuant to the Offer as of the close of business on February 28, 2008.

On March 6, 2008, Western Sizzlin updated its request for the use of ITEX’s stockholder list and security position listings for the purpose of disseminating the Offer.

On March 13, 2008, Western Sizzlin amended the Offer and issued a press release announcing the amended Offer and the elimination of a number of significant conditions to the offer. Pursuant to the amended Offer, Western Sizzlin sought to acquire up to a maximum of 2,700,000 ITEX Shares rather than all of the outstanding shares of ITEX common stock. Western Sizzlin also indicated that the amended Offer was for investment purposes, rather than as the first step in a plan to acquire all outstanding ITEX Shares and to seek to have ITEX consummate a second-step merger with a wholly-owned subsidiary of Western Sizzlin.

On March 25, 2008, ITEX issued a press release announcing that the Board’s recommendation that ITEX shareholders reject the Offer had not changed, and urging ITEX shareholders to withdraw any tendered shares before the expiration of the Offer. On March 25, 2008, ITEX also issued a memorandum to shareholders from Mr. White, which commented on the Offer.

Item 9.	Exhibits

Item 9 of the Statement is hereby amended and supplemented by adding the following exhibits:

Exhibit No.	Description

(a)(11)	Press release issued by ITEX on March 25, 2008

(a)(12)	Memorandum from Chairman dated March 25, 2008

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ITEX Corporation

Date: March 25, 2008	By:	/s/ Steven White
Steven White
Chairman of the Board Chief Executive Officer

ITEX RESPONDS TO WESTERN SIZZLIN CHANGES
TO UNSOLICITED TENDER OFFER

CONTINUES TO RECOMMEND SHAREHOLDERS REJECT OFFER

Bellevue, WA - March 25, 2008 - ITEX Corporation (OTCBB: ITEX), The Membership Trading CommunitySM, a leading marketplace for cashless business transactions in North America, today issued the following statement regarding Western Sizzlin’s (NASDAQ:WEST) decision to remove conditions to its unsolicited exchange offer to acquire shares of ITEX for consideration consisting solely of shares of Western Sizzlin common stock:

“The situation has not changed — our Board of Directors continues to believe that Western Sizzlin’s bid is wholly inadequate and recommends that shareholders NOT tender their shares. Not only is the offer worth less now than originally announced, it does not reflect the true value of ITEX or its growth prospects. Furthermore, the value of the consideration being offered is uncertain, illiquid, and fully dependent on the future value of Western Sizzlin common stock. For the few ITEX shareholders that have tendered, we urge them to withdraw their shares by notifying the Western Sizzlin exchange agent immediately, as they will lose the right to withdraw tomorrow afternoon.”

Steven White, ITEX Chairman and Chief Executive Officer explained, “Demonstrating the volatility and illiquidity of Western Sizzlin common stock, since the exchange offer commenced on December 27, 2007, the stock price has declined by approximately 12%, there have been nine days with no trading activity, and at one point their stock hit a low of $12.80. Western Sizzlin believed that obtaining its recent NASDAQ listing would result in enhanced liquidity. But lack of liquidity continues to weigh on Western Sizzlin’s stock. ITEX’s stock continues to have almost twenty times the average daily trading volume of Western Sizzlin.”

“Western Sizzlin has extended its exchange offer twice with the latest extension and shareholder withdrawal rights set to expire tomorrow, Wednesday, March 26, 2008. Western Sizzlin has continued to pursue its offer with minimal success. The vast majority of ITEX shareholders have demonstrated that they recognize the offer is not beneficial to them. In its last update on February 29, 2008, Western Sizzlin reported that shares representing just 5% of ITEX had been tendered. Unfortunately, Western Sizzlin shareholders are burdened with estimated tender costs of $250,000, and ITEX shareholders are forced into their own costs to respond; a poor use of capital and resources in my judgment.”

“On March 13, 2008, Western Sizzlin dropped many of the conditions related to its offer, including its previous requirement that Western Sizzlin acquire 60% of ITEX’s shares before the exchange could take place,” Mr. White continued. “Essentially admitting failure, Western Sizzlin can now accept whatever shares are tendered with no minimum. More concerning to me is that the offer is scheduled to close, terminating ITEX shareholder withdrawal rights, three business days before Western Sizzlin must file its Form 10-K disclosing its operating results for the 2007 fiscal year. Thus, our shareholders are placed in the position of having to make an irrevocable decision shortly before the release of information that might be material.”

The Western Sizzlin tender offer is currently scheduled to expire Wednesday, March 26, 2008, at 5:00 PM, New York time. ITEX shareholders who have tendered can withdraw tendered shares at any time until the offer expires, by delivering or faxing a notice of withdrawal to Western Sizzlin’s exchange agent with specified information. If you have any questions, you can also call the ITEX investor relations contacts listed below.

Additional Information

ITEX has filed a Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) and amendments thereto regarding Western Sizzlin Corporation’s exchange offer, which sets forth the reasons for the recommendation of the ITEX Board and related information. The Schedule 14D-9 and other public filings made from time to time by the Company with the SEC are available without charge from the SEC’s website at www.sec.gov, or from ITEX’s website at www.itex.com.

About ITEX - ITEX, The Membership Trading Community SM, is a thriving community of member businesses buying and selling more than $270 million a year in ITEX dollar transactions. Member businesses increase sales through an exclusive distribution channel managed by franchisees, licensees and corporate-owned locations, by utilizing ITEX dollars to exchange goods and services. ITEX is powered by ITEX Payment Systems, the leading payment technology platform for processing cashless business transactions. ITEX is headquartered in Bellevue, WA.

Contact:
Alan Zimmelman
ITEX Corporation
425.463.4017
alan@itex.com

Budd Zuckerman
Genesis Select
303-415-0200
bzuckerman@genesisselect.com

This press release contains forward-looking statements that involve risks and uncertainties concerning our expected performance (as described without limitation in the quotations from current management in this release) and comments within the safe harbor provisions established under The Private Securities Litigation Reform Act of 1995. Actual results may differ materially from the results predicted and reported results should not be considered as an indication of our future performance. We believe that these potential risks and uncertainties include, without limitation: the continuing development of successful marketing strategies for our concepts; our ability to increase revenues and sustain profitability; the availability of adequate working capital; our dependence both on key personnel and our franchise network; and the effect of changes in the overall economy and in technology. Statements in this release should be evaluated in light of these factors. These risk factors and other important factors that could affect our business and financial results are discussed in our periodic reports and filings with the Securities and Exchange Commission, including our Forms 10-KSB and Forms 10-QSB, which are available at www.sec.gov., including under the caption, “Management's Discussion and Analysis of Financial Condition and Results of Operations.” All information set forth in this release is as of March 25, 2008, and ITEX undertakes no duty to update this information.

For more information, please visit www.itex.com

To:	All ITEX Shareholders

From:	Steven White
Chairman and CEO

Date:	March 25, 2008

Subject:	Questions and Answers Regarding the Western Sizzlin Offer

We appreciate all the shareholder support and acknowledgement received since Western Sizzlin’s unsolicited offer in December 2007. We continue to operate and grow the business, undeterred by distractions such as this exchange offer. Some of you have voiced confusion as to what this exchange offer is all about and I admit, there are aspects of it that confuse me as well. We have compiled the most frequent questions being asked, so that everyone can benefit from the answers. If you have additional questions, please pass them along so we can answer them in future communications.

If I have tendered to Sizzlin, how can I withdraw my tendered shares?

You can withdraw your tendered shares at any time until the offer expires at 5:00 PM, New York time, on March 26, 2008.  For a withdrawal to be effective, you must deliver or fax a notice of withdrawal to Sizzlin’s exchange agent by this deadline with the specific required information set forth in the Sizzlin prospectus. For your convenience, we repeat this information on Appendix A to this set of Q&A’s. If you need additional assistance, please contact Alan Zimmelman at the ITEX office at 425.463.4017 or alan@itex.com.

Explain what Sizzlin has offered to pay for each share of ITEX common stock.

Sizzlin has offered to exchange 0.06623 of a share of Sizzlin stock for each share of ITEX stock. No cash is being offered by Sizzlin for ITEX shares. Because the consideration consists of stock, the value of the offer fluctuates as the price of Sizzlin stock fluctuates. For example, since the exchange offer commenced the Sizzlin stock price has declined by approximately 12% from its closing price of $18.00 on December 26, 2007, there have been nine days with no trading activity, and at one point the Sizzlin stock hit a low of $12.80.

When will Sizzlin’s latest exchange offer expire, and what will happen?

The latest revision and extension of the exchange offer is set to expire Wednesday, March 26, 2008 at 5:00 PM, New York time, unless Western Sizzlin extends the deadline as it has twice before. At the time the offer is extended or expires, Sizzlin must report how many shares of outstanding stock have been tendered. By tendering shares, shareholders agree to exchange their ITEX shares to Sizzlin at the offer price subject to the various conditions set forth in the offer.

What is the ITEX Board’s Recommendation?

ITEX filed with the SEC a Recommendation Statement on Schedule 14D-9 on January 11, 2008, which stated the Board’s unanimous conclusion that the Sizzlin offer was inadequate and not in the best interests of ITEX or its shareholders. The Board recommended then, and continues to believe that Sizzlin’s offer is wholly inadequate and recommends that shareholders NOT tender their shares. Not only is the offer worth less now than when originally announced, the Board believes it does not reflect the true value of ITEX or its growth prospects. Furthermore, the value of the consideration being offered is uncertain, illiquid, and fully dependent on the future value of Western Sizzlin common stock. For those ITEX shareholders that may have already tendered, they are urged to withdraw their shares.

How many shares have been tendered by ITEX shareholders so far?

As of the end of February, Sizzlin reported that shares representing 5% of ITEX had been tendered. This means Sizzlin has continued to pursue its exchange offer with a very limited response. We see this as confirmation that the vast majority of ITEX shareholders recognize that the Sizzlin offer is not beneficial to them, and have rejected the offer.

What did Sizzlin change in its most recent amendment to the exchange offer?

On March 13, 2008, Western Sizzlin dropped the condition that 60% of ITEX shares be tendered, as well as certain other conditions. Previously unless this condition was met, no exchange of shares would actually take place or would shares actually change hands. Now, Sizzlin can accept any shares tendered without limitation and without a minimum. This means that those ITEX shareholders who have tendered will forfeit their position in ITEX and become minority shareholders of Sizzlin at the expiration of the offer.

Is this a good time to make a decision to tender my ITEX shares?

No. In our view, it is not a good time. Currently, the offer is scheduled to close, and the withdrawal rights of ITEX shareholders will terminate, three business days before Sizzlin must file its Form 10-K disclosing its operating results for the 2007 fiscal year. Thus, shareholders are placed in the position of having to make an irrevocable decision shortly before the release of information that could be material to that decision.

If I tender my ITEX shares in the exchange offer, how soon will I get my Sizzlin shares?

We are unable to say when this would happen. According to the Sizzlin prospectus, there is a possibility that Sizzlin could extend its offer again. Furthermore, the Sizzlin offer remains subject to the condition that its registration statement shall have become effective under the Securities Act and Sizzlin shall have received all necessary state securities law or “blue sky” authorizations. In addition, the Sizzlin exchange agent must first receive certificates for ITEX shares (or a confirmation of a book-entry transfer) and a properly completed and duly executed letter of transmittal and any other required documents before the Sizzlin shares are transmitted.

At the close of the current exchange offer, will Sizzlin take over control of ITEX?

No. Based on the information Sizzlin has reported so far, Sizzlin will remain a minority shareholder of ITEX. There are no discussions or negotiations underway between Sizzlin and ITEX with respect to any transaction, share exchange, business combination or any other matter.

What if Sizzlin extends its offer again? How many times can Sizzlin do that?

Sizzlin has extended the initial offering period twice so far. There is no limit on the number of times an offer can be made.

If Sizzlin extends its offer again, will the board of directors make another recommendation to shareholders?

The extension of an existing offer does not call for a new recommendation from the board.

What about Sizzlin’s contention that ITEX has refused to negotiate in good faith with Sizzlin?

Western Sizzlin never presented a proposal for ITEX management to evaluate or review prior to delivering notice of its intention to commence a hostile tender offer. Any implication of this by Sizzlin is total fiction. After the notice of the hostile tender offer, management of the two companies held some discussions in which the Sizzlin CEO explained the terms of the offer, his valuation and strategic vision. Sizzlin’s CEO refused invitations from ITEX’s CEO Steven White to meet at the ITEX Bellevue, Washington headquarters. A typical negotiation between two companies might discuss a number of alternatives ranging from commercial partnerships to a merger proposal. There have been no such proposals by Sizzlin or discussions with Sizzlin.

How much is this exchange costing shareholders?

Sizzlin estimates its costs at $250,000. By law, ITEX must respond and its costs could be as high as $75,000. They could be higher if Sizzlin extends its offer. We believe this is a poor use of capital and resources and are disappointed in the hostile approach Sizzlin executives have chosen.

Is there a price at which the board would decide to sell to Sizzlin?

The board can only respond to the offer that is in front of it at the time. It has not indicated a price at which it would agree to sell the company.

Additional Information

ITEX has filed a Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) and amendments thereto regarding Western Sizzlin Corporation’s exchange offer, which sets forth the reasons for the recommendation of the ITEX Board and related information. The Schedule 14D-9 and other public filings made from time to time by the Company with the SEC are available without charge from the SEC’s website at www.sec.gov, or from ITEX’s website at www.itex.com.

This discussion contains statements that are forward-looking. These statements are based on current expectations and assumptions that are subject to risks and uncertainties. All statements that express expectations and projections with respect to future matters may be affected by changes in our strategic direction, as well as developments beyond our control. We cannot assure you that our expectations will necessarily come to pass. Actual results could differ materially because of issues and uncertainties such as fees and expenses incurred in connection with Western Sizzlin Corporation’s unsolicited exchange offer and the risk factors and other important factors that could affect our business and financial results discussed in our periodic reports and filings with the Securities and Exchange Commission, including our Forms 10-KSB and Forms 10-QSB, which are available at www.sec.gov, including under the caption, “Management's Discussion and Analysis of Financial Condition and Results of Operations.”

Appendix A

Withdrawal Rights (excerpt from Western Sizzlin prospectus, p. 34 and back cover)

You can withdraw tendered shares at any time until the offer has expired and, if Western has not agreed to accept your shares for exchange by the expiration date, you can withdraw them at any time after that date until it accepts shares for exchange.  If Western elects to extend the offer, is delayed in its acceptance for exchange of shares of ITEX common stock or is unable to accept shares of ITEX common stock for exchange pursuant to the offer for any reason, then, without prejudice to Western’s rights under the offer, the exchange agent may, on behalf of Western, retain tendered shares of ITEX common stock, and such shares of ITEX common stock may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described in this section. Any such delay will be by an extension of the offer to the extent required by law. Please see the section of this prospectus entitled “The Offer — Extension, Termination and Amendment.”

 For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the exchange agent at one of its addresses set forth on the back cover page of this prospectus. Any such notice of withdrawal must specify the name of the person who tendered the shares of ITEX common stock to be withdrawn, the number of shares of ITEX common stock to be withdrawn and the name of the registered holder of such shares of ITEX common stock, if different from that of the person who tendered such shares of ITEX common stock. If certificates evidencing shares of ITEX common stock to be withdrawn have been delivered or otherwise identified to the exchange agent, then, prior to the physical release of such certificates, the serial numbers shown on such certificates must be submitted to the exchange agent and, unless such shares of ITEX common stock have been tendered by or for the account of an eligible institution, the signature(s) on the notice of withdrawal must be guaranteed by an eligible institution. If shares of ITEX common stock have been tendered pursuant to the procedure for book-entry transfer as set forth in the section of this prospectus entitled “The Offer — Procedure for Tendering,” any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn shares of ITEX common stock.

 Withdrawals of shares of ITEX common stock may not be rescinded. Any shares of ITEX common stock properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the offer. However, withdrawn shares of ITEX common stock may be re-tendered at any time prior to the expiration date by following one of the procedures discussed under the sections entitled “The Offer—Procedure for Tendering” or “The Offer—Guaranteed Delivery.”

Western will decide all questions as to the form and validity (including time of receipt) of any notice of withdrawal in its sole discretion, and its decision shall be final and binding to the fullest extent permitted by law.  None of Western, the exchange agent, the information agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or will incur any liability for failure to give any such notification.

The Exchange Agent for the Offer is:

Continental Stock Transfer & Trust Company

By Mail or Overnight Courier:	By Facsimile Transmission	By Hand:
(for eligible institutions only):
Continental Stock Transfer & Trust Company	Continental Stock Transfer & Trust Company	Continental Stock Transfer & Trust Company
Attention: Reorganization Department	Attention: Reorganization Department	Attention: Reorganization Department
17 Battery Place, 8th Flr	Facsimile: (212) 616-7610	17 Battery Place, 8th Flr
New York, NY 10004	Confirm by phone: (212) 509-4000	New York, NY 10004
extension 536